UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GREEN INNOVATIONS LTD.

(Name of Issuer)

Series A Preferred Stock, par value $0.0001 per share

Series B Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

39305T106

(CUSIP Number)

TCA Global Credit Master Fund, LP

P.O. Box 1043, 69 Dr. Roy’s Drive, George Town

Grand Cayman KY1-1102, Cayman Islands

345-914-4857

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TCA Global Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,500,000 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 297,500,000 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 297,500,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)	TCA Global Credit Master Fund L.P. (“TCA Fund”) is a Cayman Islands Limited Partnership. On October 24, 2013, TCA Fund and Green Innovations Ltd., a Nevada corporation (the “Company” or the “Issuer”) entered into a Senior Secured Revolving Credit Facility Agreement (the “Credit Agreement”). On January 17, 2014, TCA Fund and the Company entered into Amendment No. 1 to the Credit Agreement (“Amendment No. 1”). On March 13, 2014, TCA Fund and the Company entered into Amendment No. 2 to the Credit Agreement (“Amendment No. 2” and together with Amendment No. 1 and the Credit Agreement, the “Transaction Documents”). On July 13, 2015, pursuant to that certain Assignment Agreement by and between TCA Fund and Jordan Serlin, a shareholder of the Company (“Serlin”), Serlin assigned to TCA Fund, (i) 4,750,000 shares of the Company’s Series A Preferred Stock, par value, $0.0001 per share (the “Series A Preferred”), and (ii) 250,000 shares of the Company’s Series B Preferred Stock, par value, $0.0001 per share (the “Series B Preferred” and together with the Series A Preferred, the “Shares”) in connection with the Transaction Documents.

(2)	This includes 4,750,000 shares of Series A Preferred and 250,000 shares of Series B Preferred. Each one share of Series A Preferred is entitled to ten (10) votes per share and each one share of Series B Preferred is entitled to one thousand (1,000) votes per share. The investment manager of TCA Fund, TCA Fund Management Group (“TCA Management”), through its appointment by the General Partner of TCA Fund, holds sole voting and dispositive power over the Shares. Bob Press is the Chief Executive Officer of TCA Management.

1

Item 1 Security and Issuer.

The statement relates to 4,750,000 shares of the Company’s Series A Preferred and 250,000 shares of the Company’s Series B Preferred. The principal executive office of the Company is located at 3208 Chiquita Blvd. S., Suite 216, Cape Coral, FL.

Item 2 Identity and Background

The Statement is being filed by TCA Global Credit Master Fund L.P. a Cayman Islands limited partnership (“TCA Fund”).

TCA Fund’s address is as follows:

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

TCA Fund is a short duration, absolute return fund specializing in senior secured lending and advisory services to small, publicly listed companies predominately in the U.S., Canada, Western Europe and Australia.

During the last five years neither TCA Fund  nor any of its representatives has  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

TCA Fund acquired the reported Shares of the Company as follows:

On October 24, 2013, TCA Fund and the Company entered into the Credit Agreement. On January 17, 2014, TCA Fund and the Company entered into Amendment No. 1. On March 13, 2014, TCA Fund and the Company entered into Amendment No. 2. On July 13, 2015, pursuant to that certain Assignment Agreement by and between Serlin and TCA Fund, Serlin, assigned to TCA Fund, 4,750,000 shares of Series A Preferred and 250,000 shares of Series B Preferred in connection with the Transaction Documents.

Item 4 Purpose of Transaction.

Except as disclosed below, TCA Fund does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

TCA Fund and the Company have a current plan or proposal whereby an Acquisition and Plan of Merger Agreement (the “Agreement”) may be effectuated by and among (i) the Company, (ii) TCA GNIN Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), (iii) Jeremy Ostrowski, Jocelyne Hughes-Ostrowski, Peter Crowley, and Joseph Abrams, individuals residing in Alberta, Canada, and (iv) Zomongo, Inc., an Alberta, Canada corporation (“Zomongo”), upon the achievement by the Company and Zomongo of the following conditions precedent: (a) Zomongo shall be audited by a United States Independent Registered Public Accounting Firm in good standing with the Public Company Accounting Oversight Board (“PCAOB”) and Zomongo shall be provided with such auditor’s consent to file the audited financial statements with the U.S. Securities and Exchange Commission, (b) the Company shall be audited by a United States Independent Registered Public Accounting Firm in good standing with the PCAOB and the Company shall be provided with such auditor’s consent to file the audited financial statements with the U.S. Securities and Exchange Commission, and (c) the Company shall have filed all required periodic reports and related filings in accordance with the Securities Exchange Act of 1934 and shall be deemed a SEC current reporting company with the OTC Markets trading platform (the “Merger Conditions”).

In accordance with the terms and conditions of the Agreement, upon completion of the foregoing Merger Conditions, Zomongo shall be merged with and into the Merger Sub at the Effective Time (as defined in the Agreement). At the Effective Time, the Merger Sub shall merge with Zomongo, and Zomongo shall continue as a wholly owned subsidiary of the Company and shall continue its corporate existence under the laws of the State of Nevada.

2

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, TCA Fund holds 4,750,000 shares of Series A Preferred of the Company and 250,000 shares of Series B Preferred of the Company. Such amount represents 100% of the total issued and outstanding shares of the Company’s Series A Preferred and Series B Preferred as of the date hereof.  As of the date hereof, the Shares represent a majority of the voting equity of the Company.

(b) The Investment Manager of TCA Fund, TCA Management, holds sole voting and dispositive power over the Shares. Bob Press is the Chief Executive Officer of TCA Management.

(c) Other than disclosed below, there were no transactions by TCA Fund in the Issuer’s capital stock during the last 60 days:

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by TCA Fund.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of TCA Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Press and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Exhibit	Description
1.	Form of Acquisition Agreement and Plan of Merger by and between the Company, TCA GNIN Merger Sub, Inc., Jeremy Ostrowski, Jocelyne Hughes-Ostrowski, Peter Crowley, and Joseph Abrams, and Zomongo, Inc.
2.	Form of Escrow Agreement

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCA GLOBAL CREDIT MASTER FUND LP

Date: March 23, 2018

/s/ Bob Press
Name: Bob Press
Title: Chief Executive Officer

4